                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                             VERSUS TECHNOLOGY, INC.
                             -----------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   925313-10-8
                                   -----------
                                 (CUSIP Number)

                               Richard A. Anderman
                   Salans Hertzfeld Heilbronn Christy & Viener
                                620 Fifth Avenue
                            New York, New York 10020
                                 (212) 532-5504

                -------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices & Communications)

                                  June 29, 1999

                -------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), (f) or (g), check the following
box.                                                                         |_|


                                Page 1 of 9 Pages
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                                                               Page 2 of 9 Pages


                                  SCHEDULE 13D
CUSIP No. 925313-10-8

1.    NAMES OF REPORTING PERSONS                              Anthony Low-Beer

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (Entities Only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
      (See Instructions)
                                                                      (b)  |X|
3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions)                                    PF

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                       United States

-----------------------
NUMBER OF               |
SHARES                  |     7.    SOLE VOTING POWER                 0 shares
BENEFICIALLY            |
OWNED BY                |     8.    SHARED VOTING POWER               0 shares
EACH                    |
REPORTING               |     9.    SOLE DISPOSITIVE POWER            0 shares
PERSON                  |
WITH                    |     10.   SHARED DISPOSITIVE POWER          0 shares
----------------------- |

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                0 shares

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (See Instructions)                           |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0%

14.   TYPE OF REPORTING PERSON (See Instructions)                           IN

                                                               Page 3 of 9 Pages


Item 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D is filed with respect to Versus Technology, Inc. (the "Issuer"), which has its principal executive offices at 2600 Miller Creek Road, Traverse City, Michigan 49684, telephone number (616) 946-5868. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock").

Item 2.     IDENTITY AND BACKGROUND

            (a)   Name: Anthony Low-Beer

            (b)   Business Address:
                        Brimberg & Co.
                        630 Fifth Avenue
                        New York, NY 10111

            (c) Principal Occupation: Broker with Brimberg & Co., a Registered Broker Dealer, whose address is 630 Fifth Avenue, New York, New York 10111. On April 24, 1998, Mr. Low-Beer was elected as a Director of the Issuer. Effective December 3, 1998, Mr. Low-Beer resigned as a Director of the Issuer.

            (d) No convictions in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors).

            (e) Not subject to a judgment, decree or final order entered in the last five years enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

            (f) Citizen of the United States of America

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Between April 1995 and April 1998, Mr. Low-Beer made the following purchases of shares of Common Stock:

            (a) Shares of the Common Stock were acquired from the Issuer in September of 1995 in a private placement with personal funds of Mr. Low-Beer (some of which was in IRA accounts) . The total amount of the funds then invested was $300,000. Mr. Low-Beer acquired 1,500,000 shares.

            (b) An additional 100,000 shares were purchased with personal funds in February of 1996 for $20,000.

                                                               Page 4 of 9 Pages


            (c) An additional 75, 000 shares were purchased with personal funds on May 31, 1996 for $28,125.

            (d) An additional 425,000 shares were acquired from the Issuer with personal funds on June 7, 1996 for $159,375.

            (e) An additional 300,000 shares were acquired from the Issuer with personal funds on August 26, 1996 for $150,000.

            (f) An additional 50,000 shares were purchased with personal funds on October 23, 1996 for $46,000.

            (g) An additional 35,000 shares were purchased with personal funds on January 28, 1997 for $22,904.76.

            (h) An additional 30,000 shares were purchased with personal funds on January 29, 1997 for $19,645.37.

            (i) An additional 8, 100 shares were purchased with personal funds on February 3, 1997 for $5,336.99.

            (j) An additional 11,900 shares were purchased with personal funds on February 3, 1997 for $7,830.15.

            (k) An additional 15,000 shares were purchased with personal funds on February 11, 1997 for $9,864.05.

            (l) An additional 350,000 shares were purchased with personal funds from a managed account on February 20, 1997 for $180,916.68.

            (m) An additional 15,000 shares were purchased with personal funds on March 14, 1997 for $11,900.01.

            (n) An additional 200,000 shares were purchased with personal funds on September 1, 1997 for $96,000.

            (o) An additional 10, 000 shares were purchased with personal funds from a managed account on September 2, 1997 for $5,000.

            (p) An additional 115,000 shares were purchased with personal funds on October 31, 1997 for $118,565.

                                                               Page 5 of 9 Pages


            (q) An additional 100,000 shares were purchased with personal funds on November 12, 1997 for $103,100.

            (r) An additional 35,000 shares were purchased with personal funds on December 31, 1997 for $35,565.46.

            (s) An additional 15,000 shares were purchased with personal funds on January 16, 1998 for $15,333.37.

            (t) An additional 20,000 shares were purchased with personal funds on February 9, 1998 for $21,341.54.

            (u) An additional 12,500 shares were purchased with personal funds on March 24, 1998 for $8,716.04.

            (v) An additional 20,000 shares were purchased with personal funds on April 15, 1998 for $14,400.

Item 4.     PURPOSE OF TRANSACTION

            These shares of Common Stock were acquired as investments.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date of this Amendment No. 7 to the Statement in
Schedule 13D, Mr. Low-Beer holds no shares of the Issuer's Common Stock. Since the last amendment to this report, Mr. Low-Beer has had the following transactions in the securities of the Issuer:

            (b) not applicable.

            (c) not applicable.

                                             BOUGHT/SOLD
    NO. OF SHARES  BOUGHT/SOLD              PRICE PER SHARE  DATE OF TRANSACTION
Anthony Low-Beer (Personal Account)

      100,000         sold                      $0.3299            5/12/99

      100,000         sold                      $0.3499            5/13/99

      100,000         sold                      $  0.33            5/13/99

      200,000         sold                      $  0.28            5/17/99

       25,000         sold                      $  0.29            5/18/99

                                                               Page 6 of 9 Pages


                                             BOUGHT/SOLD
    NO. OF SHARES  BOUGHT/SOLD              PRICE PER SHARE  DATE OF TRANSACTION
       75,000         sold                      $0.2899            5/19/99

       20,000         sold                      $  0.29            5/19/99

       90,000         sold                      $  0.28            5/20/99

       90,000         sold                      $  0.25            5/24/99

       25,000         sold                      $ 0.245            5/26/99

      200,000         sold                      $  0.25            5/26/99

      175,000         sold                      $  0.24            5/28/99

      100,000         sold                      $  0.15            6/24/99

      100,000         sold                      $  0.14            6/25/99

Anthony Low-Beer (IRA Account)

       42,500         sold                      $0.3299            5/12/99

      1,500,000       sold                      $  0.12            6/25/99

Anthony Low-Beer (Family Trust Account)

       20,000         sold                      $0.5999            2/8/99

      130,000         sold                      $0.5513            2/9/99

       50,000         sold                      $0.3999            2/19/99

       10,000         sold                      $  0.30            3/19/99

       15,000         sold                       $.02833           3/23/99

       50,000         sold                      $0.2599            3/26/99

      100,000         sold                      $0.1699            3/31/99

      125,000         sold                      $0.1799            4/5/99

            In addition, in his capacity as a broker, Mr. Low-Beer had been given discretion over customer accounts which held the Issuer's securities. As a result, Mr. Low-Beer may be deemed to have had shared investment and disposition power over shares in these accounts. As of the date hereof, these accounts hold no shares of the Common Stock. These accounts have
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                                                               Page 7 of 9 Pages


had transactions in shares of the Common Stock since the date of the last amendment to this Statement on Schedule 13D as follows:

                                             BOUGHT/SOLD
    NO. OF SHARES         BOUGHT/SOLD       PRICE PER SHARE  DATE OF TRANSACTION
       50,000              purchased            $0.515445          6/17/98

       50,000              purchased            $0.489281          6/18/98

       60,000                 sold              $0.310000          12/15/98

       80,000                 sold              $0.300000          12/16/98

      160,000                 sold              $0.300000          12/17/98

       40,000                 sold              $0.300000          12/17/98

      100,000                 sold              $0.028000          12/28/98

      110,000                 sold              $0.305000          12/28/98

       10,000                 sold              $0.462000          1/20/99

       20,000                 sold              $0.465000          1/26/99

       40,000                 sold              $0.465000          1/26/99

        5,000                 sold              $0.465000          1/26/99

       10,000                 sold              $0.462000          1/27/99

       15,000                 sold              $0.462000          1/27/99

       15,000                 sold              $0.462000          1/27/99

       15,000                 sold              $0.440000          1/29/99

        5,000                 sold              $0.440000          1/29/99

       10,000                 sold              $0.440000          2/1/99

       40,000                 sold              $0.440000          2/1/99

       50,000                 sold              $0.288000          3/17/99

        5,000                 sold              $0.290000          3/26/99

       10,000                 sold              $0.290000          3/26/99

       15,000                 sold              $0.290000          3/26/99

                                                               Page 8 of 9 Pages


                                             BOUGHT/SOLD
    NO. OF SHARES         BOUGHT/SOLD       PRICE PER SHARE  DATE OF TRANSACTION
      200,000                 sold              $0.170500          3/30/99

        4,000                 sold              $0.187500          3/31/99

        4,000                 sold              $0.187500          3/31/99

       18,500                 sold              $0.187500          3/31/99

        1,500                 sold              $0.187500          3/31/99

       50,000                 sold              $0.180000          4/2/99

      100,000                 sold              $0.180000          4/2/99

       50,000                 sold              $0.180000          4/2/99

      300,000                 sold              $0.170000          4/9/99

       50,000                 sold              $0.198000          4/28/99

        5,000                 sold              $0.198000          4/28/99

       30,000                 sold              $0.198000          4/28/99

       25,000                 sold              $0.198000          4/28/99

        5,000                 sold              $0.198000          4/28/99

       35,000                 sold              $0.200000          5/3/99

      100,000                 sold              $0.190000          5/4/99

       65,000                 sold              $0.200000          5/6/99

       25,000                 sold              $0.200000          5/6/99

       25,000                 sold              $0.200000          5/7/99

       50,000                 sold              $0.206000          5/11/99

       20,000                 sold              $0.206000          5/11/99

       25,000                 sold              $0.150000          6/21/99

       20,000                 sold              $0.150000          6/21/99

       10,000                 sold              $0.155000          6/21/99

        2,000                 sold              $0.150000          6/29/99

                                                               Page 9 of 9 Pages


            In addition, since the last amendment to this report, investors with accounts holding an aggregate of 225,000 shares of the Issuer's Common Stock have withdrawn from Mr.
Low-Beer's management.

            (d) not applicable.

            (e) Mr. Low-Beer ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on May 28, 1999.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            See Item 5 above.

Item 7.     MATERIALS TO BE FILED AS EXHIBITS

            None.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: as of June 30, 1999               By: ANTHONY LOW-BEER


                                         /s/ Anthony Low-Beer
                                         --------------------------------
                                         Anthony Low-Beer